September 17, 2010

VIA EDGAR AND OVERNIGHT MAIL

Mr. Brandon A. Hill

Mr. Larry Spirgel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Syniverse Holdings, Inc. Syniverse Technologies, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010 Schedule 14A Filed April 5, 2010 File No. 001-32432

Gentlemen:

This letter sets forth the responses of Syniverse Holdings, Inc. and Syniverse Technologies, Inc. (collectively, the “Company”) to the comments by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated September 10, 2010 regarding the Company’s Form 10-K for Fiscal Year Ended December 31, 2009, filed February 26, 2010, and Schedule 14A, filed April 5, 2010. For your convenience, we have set forth below each of the Commission’s comments followed by the relevant response.

Form 10-K for the Year Ended December 31, 2009

General

1.	In your future filings, please strive to eliminate repetitive or redundant disclosure. For example, the description of your business in Item 1 is largely repeated throughout your Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Mr. Brandon A. Hill

Mr. Larry Spirgel

September 17, 2010

Response:

In response to this comment, and consistent with the guidance provided in Items 101 and 303 of Regulation S-K as well as the Commission’s Interpretive Release No.’s 33-8350 and 34-48960, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will thoughtfully review our narrative discussion to eliminate repetitive or redundant disclosures commencing with our Form 10-K for the year ended December 31, 2010.

Business, page 6

Customers, page 17

2.	We note that for the year ended December 31, 2009, sales to one of your customers accounted for 21% of total revenues. Pursuant to Item 101(c)(vii) of Regulation S-K, you are required to name any customer that accounts for more than ten percent of your revenues. Please provide this disclosure in your future filings.

Response:

In future filings, beginning with our Form 10-K filing for the year ended December 31, 2010, we will ensure that the name of any customer representing ten percent or more of revenues is included as required under the guidance in Item 101(c)(vii) of Regulation S-K.

Technology and Operations, page 19

3.	We note that one of the primary functions of your technology group is research and development. Pursuant to Item 101(c)(xi) of Regulation S-K, you are required disclose the estimated amount spent in the last three fiscal years on research and development. Please provide this disclosure in your future filings.

Response:

We respectfully direct your attention to the disclosure of the prior three fiscal years of research and development costs on page 68 of our Form 10-K for the year ended December 31, 2009 within Note 2: Summary of Significant Accounting Policies in our notes to consolidated financial statements. In future filings, beginning with our Form 10-K for the fiscal year ended December 31, 2010, we will include this information in the description of the business, in accordance with the requirements of Item 101(c)(xi) of Regulation S-K.

Mr. Brandon A. Hill

Mr. Larry Spirgel

September 17, 2010

Submission of Matters to a Vote of Security Holders, page 31

4.	Please note that this item has been removed and reserved.

Response:

Duly noted. We have removed this item as of our first quarter Form 10-Q for the quarter ended March 31, 2010.

Liquidity and Capital Resources, page 47

5.	We note your conclusion that cash on hand, cash available from operations and the availability of cash under your revolving line of credit will be sufficient to fund your operations “for the foreseeable future.” This statement is unnecessarily vague. The discussion in this section should address your ability to meet your obligations both short and long-term. In your future filings, please clearly indicate whether you believe your current liquidity and capital resources are sufficient to finance the company’s operations both short and long term. For further guidance, please refer to the Commission’s Interpretative Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response:

In future filings, beginning with our Form 10-Q for the quarter ended September 30, 2010, we will expand the disclosure relating to the sufficiency of our current liquidity and capital resources to fund both our short and long-term obligations in response to this comment and consistent with the guidance provided in the Commission’s Interpretive Release No.’s 33-8350 and 34-48960, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. By way of example, we would propose to include disclosure similar to the following:

“We believe that, based upon cash on hand, projected operating cash flow and the availability of funds from our revolving line of credit, we have sufficient liquidity to meet currently anticipated growth plans, including short and long-term capital expenditures and working capital requirements. In addition, we believe that this liquidity is sufficient to fund our debt repayment obligations. We plan to repay or refinance existing long-term debt by its maturity. We may desire to obtain additional long-term financing for other purposes, including future acquisitions. If we decide to engage in

Mr. Brandon A. Hill

Mr. Larry Spirgel

September 17, 2010

one or more additional acquisitions, depending on the size and timing of such transactions, we may need supplemental funding. Historically, we have been successful in obtaining financing, although the marketplace for such investment capital can become restricted depending on a variety of economic factors. ”

Schedule 14A

6.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

The Compensation Committee of the Board of Directors held a meeting to evaluate the Company’s compensation plans for all employees to identify whether alone or in combination they created risks that are reasonably likely to have a material adverse effect on the Company. Upon completion of its review, the Committee determined that there were adequate protections in each of the compensation plans to ensure employees are not incented to take unreasonable risks, including the following:

•

Base salary and annual incentive plan target amounts for each employee is based on job position, uniformly applied throughout the Company, and is compared to benchmarked companies and market survey data;

•	Annual merit increases as a whole is a decision made solely by the Compensation Committee;

•

The annual incentive plan is based on three financial metrics which are set by the Committee each year and are based upon the Company’s approved budget. The three metrics balance each other making it difficult to manipulate any one metric without impacting the other metrics;

•	Whether the Company has met its financial targets is a decision made by the Compensation Committee and is applied uniformly to all employees;

•

Use of three distinct long-term incentive vehicles – stock options, service-based restricted stock and performance-based restricted stock – which vest over a number of years provide incentives for sustained company performance. For performance-based restricted stock, it is only earned if the Company meets certain financial metrics, and the Compensation Committee determines whether it has been earned or not; and

•	Only the Compensation Committee may grant equity awards.

Mr. Brandon A. Hill

Mr. Larry Spirgel

September 17, 2010

Based on this review and assessment, the Compensation Committee concluded that any risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company, and therefore no disclosure was required by the Company in response to S-K Item 402(s).

Should you have any further questions or need additional information, please do not hesitate to contact me at 813-637-5003 or Martin Picciano, our Chief Accounting Officer, at 813-637-5625.

Sincerely,

/s/ David W. Hitchcock
David W. Hitchcock
Executive Vice President and
Chief Financial Officer